December 18, 2019

Lishan Aklog, M.D.
Chairman of the Board and Chief Executive Officer
PAVmed Inc.
One Grand Central Place, Suite 4600
New York, New York

       Re: PAVmed Inc.
           Registration Statement on Form S-3
           Filed December 3, 2019
           File No. 333-235335

Dear Dr. Aklog:

       We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-3

General

1. It appears that you are seeking to register this transaction as a resale pursuant to Rule
       415(a)(1)(i) of the Securities Act of 1933. However, given the size of the offering relative to the number of shares outstanding and the nature of the offering, the transaction appears to be a primary offering. Because you are not eligible to conduct a primary offering on
       Form S-3, we note that you are ineligible to conduct a primary at-the-market offering pursuant to Rule 415(a)(4). Accordingly, please revise to establish a fixed price for the shares and disclose that the selling shareholders are underwriters.

       To the extent that you disagree with the above assessment, please provide us with a detailed legal and factual analysis explaining why the proposed offering is not a primary offering but rather a resale transaction on behalf of the selling stockholders. For guidance,
 Lishan Aklog, M.D.
PAVmed Inc.
December 18, 2019
Page 2
         please refer to Compliance Disclosure Interpretations, Securities Act Rules, Question
         612.09. In your response, please be sure to address the size of the offering relative to the number of shares held by non-affiliates and discuss whether the noteholders are at market risk given the various conversion features and conversion discounts. Also, discuss your ability to service the note payments in cash and address whether the investors have an intent to distribute the securities. In this regard, it may be relevant to discuss your 2018
         Convertible Note, which you state has similar terms to the 2019 Convertible Notes and which is also held by Alto Opportunity Master Fund. With reference to your Voting
         Agreements with Alto, please also discuss Alto's total voting power.
2. Based on the investor's ability to net the unpaid amount of the Investor Note against the unpaid amount of the corresponding Series B Note, it appears that the selling stockholders are not irrevocably bound to purchase the Series B Note. Accordingly, please revise the registration statement to remove shares issuable upon conversion of the Series B Note or advise. For guidance, please refer to Compliance Disclosure Interpretations, Securities Act
         Sections, Questions 139.06 and 139.11.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      You may contact Christopher Edwards at (202) 551-6761 or Joseph McCann at
(202)
551-6262 with any questions.



FirstName LastNameLishan Aklog, M.D.                           Sincerely,
Comapany NamePAVmed Inc.
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December 18, 2019 Page 2                                       Office of Life
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